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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 10-K*

(MARK ONE)

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                      OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                 FOR THE TRANSITION PERIOD FROM       TO
                                                ------   -------
                       COMMISSION FILE NUMBER 333-41733

                       SALEM COMMUNICATIONS CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             CALIFORNIA                                77-0121400
    (STATE OR OTHER JURISDICTION                    (I.R.S. EMPLOYER
  OF INCORPORATION OR ORGANIZATION)              IDENTIFICATION NUMBER)

   4880 SANTA ROSA ROAD, SUITE 300                        93012
        CAMARILLO, CALIFORNIA                          (ZIP CODE)
   (ADDRESS OF PRINCIPAL EXECUTIVE
              OFFICES)

      REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (805) 987-0400

  SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

  SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: NONE

  Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

  Indicate by check mark if the disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in part III of this Form 10-K or any amendment to this Form 10-K. [X]

  Aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant as of May 1, 1998: $0.00

  As of May 1, 1998 there were 81,672 shares of common stock of Salem Communications Corporation outstanding.

  * THIS SPECIAL FINANCIAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997 IS FILED PURSUANT TO RULE 15d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND CONTAINS ONLY CERTIFIED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 1997, AS REQUIRED BY RULE 15d-2.

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

  On March 19, 1998, Salem Communications Corporation (the "Company") consummated its offer for all outstanding 9 1/2% series A senior subordinated notes due 2007 (the "Old Notes") in exchange for 9 1/2% series B senior subordinated notes due 2007 (the "Notes") (the "Exchange Offer"). The Notes are guaranteed by the Company's wholly-owned subsidiaries (the "Guarantors"). A detailed description of the Exchange Offer is included within the registration statement on Form S-4 (Registration Statement No. 333-41733) filed with the Securities and Exchange Commission (the "Commission"). The registration statement, as amended by amendment no. 1. (the "Registration Statement"), was declared effective by order of the Commission on February 9, 1998.

  Rule 15d-2 ("Rule 15d-2") promulgated by the Commission pursuant to the Securities Exchange Act of 1934, as amended, provides generally that if a registrant files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the registrant's last full fiscal year, then the registrant shall, within 90 days after the effective date of the registration statement, file a special report furnishing certified financial statements for such last full fiscal year. Rule 15d-2 further provides that such special financial report is to be filed under cover of the facing sheet appropriate for annual reports of the registrant.

  The Registration Statement referenced above contained certified consolidated financial statements of the Company for the period ended September 30, 1997. Separate financial statements of the wholly-owned subsidiary Guarantors were not included because management determined that such information was not material to investors. As the Registration Statement did not contain the certified consolidated financial statements for the Company for the last full fiscal year as required by Rule 15d-2, certified financial statements for the Company's fiscal year ended December 31, 1997 are herewith being filed with the Commission under cover of the facing page of an annual report on Form 10-K for the Company.

 SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS FILED PURSUANT TO 15(d)
  OF THE ACT BY REGISTRANTS WHICH HAVE NOT REGISTERED SECURITIES PURSUANT TO
                             SECTION 12 OF THE ACT

  The Company has no obligation to deliver, and has not delivered, to its security holders any annual reports covering the last fiscal year or proxy soliciting material to its security holders with respect to any annual or other meeting of security holders.

                                    PART IV

                         INDEX TO FINANCIAL STATEMENTS

ITEM 14. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K.

                                                                            PAGE
                                                                            ----
(a)(1) List of Financial Statements filed as part of the Form 10-K:
          Report of Independent Auditors........................................   F-1
          Consolidated Balance Sheets as of December 31, 1996 and 1997..........   F-2
          Consolidated Statements of Operations for the years ended December 31,
            1995, 1996 and 1997.................................................   F-3
          Consolidated Statements of Shareholders' Equity for the years ended
            December 31, 1995, 1996 and 1997....................................   F-4
          Consolidated Statements of Cash Flows for the years ended December 31,
            1995, 1996 and 1997.................................................   F-5
          Notes to Consolidated Financial Statements............................   F-6

(a)(2) List of Financial Statement Schedules filed as part of this Form 10 K:
          Financial Data Schedule, Exhibit 27.01.
(b) Reports on Form 8-K:
          Not applicable to this filing.
(c) Exhibits
          Financial Data Schedule, Exhibit 27.01.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Salem Communications Corporation

  We have audited the accompanying consolidated balance sheets of Salem Communications Corporation as of December 31, 1996 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Salem Communications Corporation at December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

April 10, 1998, except for
Note 10 as to which
the date is April 13, 1998

                        SALEM COMMUNICATIONS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                 DECEMBER 31
                                                              -----------------
                                                                1996     1997
                                                              -------- --------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................. $  1,962 $  1,645
  Accounts receivable (less allowance for doubtful accounts
   of
   $1,005 in 1996 and $1,249 in 1997)........................   10,542   12,227
  Other receivables..........................................      194       81
  Prepaid expenses...........................................      308      640
  Prepaid income taxes.......................................       70       48
  Deferred income taxes......................................      537    2,254
                                                              -------- --------
Total current assets.........................................   13,613   16,895
Property, plant and equipment, net...........................   30,307   36,638
Intangible assets:
  Broadcast licenses.........................................  117,081  138,837
  Noncompetition agreements..................................   14,893   14,593
  Customer lists and contracts...............................    4,094    4,094
  Favorable and assigned leases..............................    1,800    1,800
  Goodwill...................................................    5,795    5,999
  Organizational costs and other intangible assets...........      972      972
                                                              -------- --------
                                                               144,635  166,295
  Less accumulated amortization..............................   37,854   46,212
                                                              -------- --------
  Intangible assets, net.....................................  106,781  120,083
Notes receivable from shareholders and accrued interest......       28       94
Bond issue costs.............................................      --     4,907
Other assets.................................................    8,456    6,196
                                                              -------- --------
Total assets................................................. $159,185 $184,813
                                                              ======== ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................... $  1,935 $  1,050
  Accrued expenses...........................................      485      476
  Accrued compensation and related...........................    1,289    1,381
  Accrued interest...........................................    1,157    3,804
  Income taxes...............................................      189      341
                                                              -------- --------
Total current liabilities....................................    5,055    7,052
Long-term debt...............................................  121,790  154,500
Deferred income taxes........................................   11,427   12,122
Other liabilities............................................      379      457
Shareholders' equity:
  Common stock, no par value; authorized 100,000 shares;
   issued and outstanding 81,672 shares......................    5,832    5,832
  Retained earnings..........................................   14,702    4,850
                                                              -------- --------
Total shareholders' equity...................................   20,534   10,682
                                                              -------- --------
Total liabilities and shareholders' equity................... $159,185 $184,813
                                                              ======== ========

                            See accompanying notes.

                        SALEM COMMUNICATIONS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                      YEAR ENDED DECEMBER 31
                                                     --------------------------
                                                      1995     1996      1997
                                                     -------  -------  --------
Gross broadcasting revenue.........................  $53,303  $65,141  $ 74,830
Less agency commissions............................    5,135    6,131     6,918
                                                     -------  -------  --------
Net broadcasting revenue...........................   48,168   59,010    67,912
Operating expenses:
  Station operating expenses.......................   27,527   33,463    39,626
  Corporate expenses (including $800 in shareholder
   salaries in 1995, 1996 and 1997)................    3,799    4,663     6,210
  Tax reimbursements to S corporation
   shareholders....................................    2,057    2,038     1,780
  Depreciation and amortization....................    7,884    8,394    12,803
                                                     -------  -------  --------
  Operating expenses...............................   41,267   48,558    60,419
                                                     -------  -------  --------
Net operating income...............................    6,901   10,452     7,493
Other income (expense):
  Interest income..................................      319      523       230
  Gain (loss) on disposal of assets................       (7)  16,064     4,285
  Interest expense.................................   (6,646)  (7,361)  (12,706)
  Other expense....................................     (255)    (270)     (389)
                                                     -------  -------  --------
Income (loss) before income taxes and extraordinary
 item..............................................      312   19,408    (1,087)
Provision (benefit) for income taxes...............     (204)   6,655       106
                                                     -------  -------  --------
Income (loss) before extraordinary item............      516   12,753    (1,193)
Extraordinary loss on early extinguishment of debt
 (net of income tax benefit of $263 in 1995 and
 $659 in 1997).....................................     (394)     --     (1,185)
                                                     -------  -------  --------
Net income (loss)..................................  $   122  $12,753  $ (2,378)
                                                     =======  =======  ========
Pro forma information (unaudited):
  Income (loss) before income taxes and
   extraordinary item as reported above............  $   312  $19,408  $ (1,087)
  Add back tax reimbursements to S Corporation
   shareholders....................................    2,057    2,038     1,780
                                                     -------  -------  --------
  Pro forma income (loss) before income taxes and
   extraordinary item..............................    2,369   21,446       693
  Pro forma provision (benefit) for income taxes...      951    8,608       278
                                                     -------  -------  --------
  Pro forma income (loss) before extraordinary
   item............................................    1,418   12,838       415
  Extraordinary loss...............................     (394)     --     (1,185)
                                                     -------  -------  --------
  Pro forma net income (loss)......................  $ 1,024  $12,838  $   (770)
                                                     =======  =======  ========

                            See accompanying notes.

                        SALEM COMMUNICATIONS CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                       COMMON RETAINED
                                                       STOCK  EARNINGS   TOTAL
                                                       ------ --------  -------
Shareholders' equity, January 1, 1995................. $5,832 $ 7,328   $13,160
Net income............................................    --      122       122
                                                       ------ -------   -------
Shareholders' equity, December 31, 1995...............  5,832   7,450    13,282
Net income............................................    --   12,753    12,753
Shareholder distributions.............................    --   (5,501)   (5,501)
                                                       ------ -------   -------
Shareholders' equity, December 31, 1996...............  5,832  14,702    20,534
Net loss..............................................    --   (2,378)   (2,378)
Shareholder distributions.............................    --   (7,474)   (7,474)
                                                       ------ -------   -------
Shareholders' equity, December 31, 1997............... $5,832 $ 4,850   $10,682
                                                       ====== =======   =======





                            See accompanying notes.

                        SALEM COMMUNICATIONS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                  YEAR ENDED DECEMBER 31
                                                -----------------------------
                                                  1995      1996      1997
                                                --------  --------  ---------
OPERATING ACTIVITIES
Net income (loss).............................. $    122  $ 12,753  $  (2,378)
Adjustments to reconcile net income (loss) to
 net cash provided by operating activities:
 Depreciation and amortization.................    7,884     8,394     12,803
 Amortization of bank loan fees................      104       109        175
 Amortization of bond issue costs..............      --        --         126
 Deferred income taxes.........................     (341)    6,133     (1,022)
 (Gain) loss on sale of assets.................        7   (16,064)    (4,285)
 Accrued interest from shareholders............     (213)      --         --
 Loss on early extinguishment of debt..........      657       --       1,844
 Changes in operating assets and liabilities:
   Accounts receivable.........................   (2,539)   (1,370)    (1,572)
   Prepaid expenses and other current assets...        9      (111)      (473)
   Accounts payable and accrued expenses.......    1,950       258      1,844
   Other liabilities...........................      (30)      270         78
   Income taxes................................       71       123        174
                                                --------  --------  ---------
Net cash provided by operating activities......    7,681    10,495      7,314
INVESTING ACTIVITIES
 Capital expenditures..........................   (3,040)   (6,982)    (7,521)
 Purchases of radio stations...................  (24,454)  (21,160)   (19,436)
 Deposits on radio station acquisitions........     (125)   (6,314)    (4,907)
 Proceeds from disposal of property, plant and
  equipment and intangible assets..............       38    15,867      5,120
 Other assets..................................     (100)     (334)       418
                                                --------  --------  ---------
Net cash used in investing activities..........  (27,681)  (18,923)   (26,326)
FINANCING ACTIVITIES
 Proceeds from issuance of long-term debt and
  notes payable to shareholders................   42,840    23,800    222,710
 Payments of long-term debt and notes payable
  to shareholders..............................  (22,220)  (15,430)  (190,100)
 Payments of bank loan fees....................     (856)      --      (1,025)
 Payments of costs related to debt
  refinancing..................................     (228)      --        (417)
 Payments of bond issue costs..................      --        --      (5,033)
 Repayments (additions) of shareholder notes
  and
  repayment of accrued interest receivable--
  net..........................................     (309)    4,614        (66)
 Proceeds from shareholder notes payable.......      --      1,900        100
 Distributions to shareholders.................      --     (5,501)    (7,474)
                                                --------  --------  ---------
 Net cash provided by financing activities.....   19,227     9,383     18,695
                                                --------  --------  ---------
 Net (decrease) increase in cash and cash
  equivalents..................................     (773)      955       (317)
 Cash and cash equivalents at beginning of
  year.........................................    1,780     1,007      1,962
                                                --------  --------  ---------
Cash and cash equivalents at end of year....... $  1,007  $  1,962  $   1,645
                                                ========  ========  =========
Supplemental disclosures of cash flow
 information:
 Cash paid during the year for:
   Interest.................................... $  6,816  $  6,158  $   9,523
   Income taxes................................      288       400        295
Noncash transactions:
 Acquisition of radio station (KWRD-FM)
   Fair market value of assets acquired........ $    --   $ 40,100  $     --
   Debt to seller..............................      --    (30,500)       --
   Fair market value of assets exchanged.......      --     (8,000)       --
                                                --------  --------  ---------
Cash paid (reflected in Deposits on radio
 station acquisitions)......................... $    --   $  1,600  $     --
                                                ========  ========  =========

                            See accompanying notes.

                       SALEM COMMUNICATIONS CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION, EXCHANGE OFFER AND REORGANIZATION

  The accompanying consolidated financial statements of Salem Communications Corporation (Salem or the Company) include the Company and its wholly-owned subsidiaries. Prior to the reorganization described below (the Reorganization) the financial statements had been presented on a combined basis and included Salem, New Inspiration Broadcasting Company, Inc. (New Inspiration), Golden Gate Broadcasting Company, Inc. (Golden Gate) and Beltway Media Partners (Beltway), all of these entities were under common control. New Inspiration and Golden Gate were S corporations for income tax purposes. Salem, New Inspiration and Golden Gate are the partners of Beltway. The combined financial statements were entitled Salem Broadcasting Entities. Pursuant to the Reorganization the financial statements have been renamed and the disclosure of common stock information has been retroactively restated for all periods presented as if the Reorganization had been completed as of the beginning of the earliest period presented. All significant intercompany balances and transactions have been eliminated.

  In September 1997, the Company issued 9 1/2% Senior Subordinated Notes due 2007 (the Notes) discussed in Note 4. In March 1998, the Company consummated an offer for all outstanding restricted Notes (the Old Notes) in exchange for unrestricted notes (the New Notes) (the Exchange Offer). Pursuant to the Exchange Offer the New Notes were issued and all outstanding Old Notes were canceled. The New Notes are identical in all material respects to the Old Notes except that the New Notes do not contain terms with respect to transfer restrictions and are generally freely transferrable without further registration under the Securities Act of 1933. Reference to the Notes includes both the Old Notes and the New Notes.

  The Company is a holding company with substantially no assets, operations or cash flows other than its investment in subsidiaries. All of the Company's subsidiaries are Guarantors of the Notes. The Guarantors (i) are wholly owned subsidiaries of the Company, (ii) comprise all the Company's direct and indirect subsidiaries and (iii) have and will fully and unconditionally guarantee, on a joint and several basis, the Notes. The Company has not presented separate financial statements and other disclosures concerning the Guarantors because management has determined that such information is not material to investors.

  In August 1997, the Company, New Inspiration and Golden Gate effected the Reorganization pursuant to which New Inspiration and Golden Gate became wholly-owned subsidiaries of the Company, with Beltway remaining a partnership. The Company accounted for the Reorganization as a combination of entities under common control, which is a method similar to a pooling of interests.

  The S corporation status of New Inspiration and Golden Gate was terminated in the Reorganization. Prior to the Reorganization, New Inspiration and Golden Gate distributed cash and promissory notes to their respective shareholders in the aggregate amount of $8.5 million. Of such amount, $1.8 million, equal to the estimated federal and state income tax liability of the S corporation shareholders on the earnings of New Inspiration and Golden Gate, was paid by New Inspiration and Golden Gate in cash. The balance, $6.7 million representing the balance of the net income of New Inspiration and Golden Gate that had previously been taxed, but not distributed to the shareholders, was paid in the form of promissory notes. In September 1997, the Company financed the repayment of these promissory notes by an additional borrowing.

DESCRIPTION OF BUSINESS

  Salem operated 43 and 39 radio stations across the United States at December 31, 1997 and 1996, respectively. The Company also owns and operates Salem Radio Network (SRN), SRN News Network (SNN), Salem Music Network (SMN) and Salem Radio Representatives (SRR). SRN, SNN and SMN are radio networks which produce and distribute talk, news and music programming to Salem's radio stations and other independent

                       SALEM COMMUNICATIONS CORPORATION
radio station affiliates. SRR sells commercial air time to national advertisers for Salem's radio stations and networks, and for independent radio station affiliates.

  The significant accounting policies of Salem are summarized below and conform with generally accepted accounting principles and reflect practices appropriate to the radio broadcasting industry.

REVENUE RECOGNITION

  Revenue from radio programs and commercial advertising is recognized when broadcast. Salem's customers principally include not-for-profit charitable organizations and commercial advertisers.

  Advertising by the radio stations exchanged for goods and services is recorded as the advertising is broadcast and is valued at the fair market value of goods or services received or to be received. The value of the goods and services received in such barter transactions is charged to expense when used. Barter revenue for the years ended December 31, 1995, 1996 and 1997, was approximately $1,467,000, $1,498,000 and $1,743,000, respectively. Barter expenses were approximately the same.

CASH EQUIVALENTS

  Salem considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The recorded amount for cash and cash equivalents approximates the fair market value.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives as follows:

     Buildings.......................................................   40 years
     Office furnishings and equipment................................ 5-10 years
     Antennae, towers and transmitting equipment.....................   20 years
     Studio and production equipment.................................   10 years
     Record and tape libraries.......................................   20 years
     Automobiles.....................................................    5 years
     Leasehold improvements..........................................   15 years

  The carrying value of property, plant and equipment is evaluated periodically in relation to the operating performance and anticipated future cash flows of the underlying radio stations and businesses for indicators of impairment. When indicators of impairment are present and the undiscounted cash flows estimated to be generated from these assets are less than the carrying value of these assets an adjustment to reduce the carrying value (if necessary) to the fair market value of the assets is recorded. No adjustments to the carrying amounts of property, plant and equipment have been made during the years ended December 31, 1995, 1996 and 1997.

INTANGIBLE ASSETS

  Intangible assets acquired in conjunction with the acquisition of various radio stations are being amortized over the following estimated useful lives using the straight-line method:

     Broadcast licenses.......................................       10-25 years
     Noncompetition agreements................................         3-5 years
     Customer lists and contracts.............................          10 years
     Favorable and assigned leases............................ Life of the lease
     Goodwill.................................................       15-40 years
     Organizational costs and other...........................        5-10 years

                       SALEM COMMUNICATIONS CORPORATION

  The carrying value of intangibles is evaluated periodically in relation to the operating performance and anticipated future cash flows of the underlying radio stations and businesses for indicators of impairment. When indicators of impairment are present and the undiscounted cash flows estimated to be generated from these assets are less than the carrying amounts of these assets, an adjustment to reduce the carrying value (if necessary) to the fair market value of these assets is recorded. No adjustments to the carrying amounts of intangible assets have been made during the year ended December 31, 1995, 1996 and 1997.

BOND ISSUE COSTS

  Bond issue costs are being amortized over the term of the Notes as an adjustment to interest expense.

TAX REIMBURSEMENTS TO S CORPORATION SHAREHOLDERS

  "Tax reimbursements to S Corporation shareholders" represents additional salary payments made in the amount necessary to satisfy individual federal and state income tax liabilities of the S Corporation shareholders on the earnings of New Inspiration and Golden Gate.

INCOME TAXES

  The Company accounts for income taxes in accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 prescribes the liability method of providing for deferred income taxes. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

  Federal and state income taxes (except for 1.5% state franchise tax) have not been provided through August 12, 1997 for New Inspiration and Golden Gate because they were S Corporations and income tax attributes of S Corporations are passed through to their shareholders.

CONCENTRATIONS OF BUSINESS AND CREDIT RISKS

  The majority of the Company's operations are conducted in several locations across the country. The Company's credit risk is spread across a large number of customers, none of which accounted for a significant volume of revenue or outstanding receivables. The Company does not normally require collateral on credit sales; however, credit histories are reviewed before extending substantial credit to any customer. The Company establishes an allowance for doubtful accounts based on customers' payment history and perceived credit risks. Bad debts have been within management's expectations.

INTEREST RATE SWAP AGREEMENTS

  The Company enters into interest-rate swap agreements to modify the interest characteristics of its outstanding debt. Each interest-rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair value of the swap agreements and changes in the fair value as a result of changes in market interest rates are not recognized in the financial statements.

  Gains and losses on terminations of interest-rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest expense related to the debt

                       SALEM COMMUNICATIONS CORPORATION
over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment gain or loss.

INTEREST RATE CAP AGREEMENTS

  The Company purchases interest-rate cap agreements that are designed to limit its exposure to increasing interest rates. An interest rate cap entitles the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense (strike price) on a specified notional amount at a current market interest rate over an amount specified in the agreement. The only amount the Company is obligated to pay to the counterparty is an initial premium. The strike price of these agreements exceeds the current market levels at the time they are entered into. The cost of these agreements is included in other assets and amortized to interest expense ratably during the life of the agreement.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

  Certain reclassifications were made to the prior year financial statements to conform to the current year presentation.

2. ACQUISITIONS AND DISPOSITIONS OF ASSETS

  Pro forma information to present operating results as if the acquisitions discussed below had occurred at the beginning of the year acquired is not presented because the Company, generally, changes the programming format of the radio stations such that the source and nature of revenue and operating expenses are significantly different than they were prior to the acquisition and, accordingly, historical and pro forma financial information is not considered meaningful by management. Pro forma and historical financial information of radio stations acquired where the format was not changed is not significant to the consolidated financial position or operating results of the Company.

  During the year ended December 31, 1997, the Company purchased the assets (principally intangibles) of the following radio stations:

                                                       MARKET        PURCHASE
              ACQUISITION DATE             STATION     SERVED         PRICE
              ----------------             ------- -------------- --------------
                                                                  (IN THOUSANDS)
   January 21, 1997....................... WHK-AM  Cleveland, OH     $ 6,220
   February 20, 1997...................... WHK-FM  Canton, OH          5,903
   February 20, 1997...................... WHLO-AM Akron, OH           1,995
   February 28, 1997...................... WEZE-AM Boston, MA          7,030
   April 2, 1997.......................... KTKZ-AM Sacramento, CA      1,385
   July 18, 1997.......................... WITH-AM Baltimore, MD       1,114
   July 18, 1997.......................... WTSJ-AM Cincinnati, OH      1,114
   October 24, 1997....................... WCCD-AM Parma, OH             700
                                                                     -------
                                                                     $25,461
                                                                     =======

                       SALEM COMMUNICATIONS CORPORATION

  The purchase price has been allocated to the assets acquired as follows:

     ASSET                                                            AMOUNT
     -----                                                        --------------
                                                                  (IN THOUSANDS)
     Property and equipment......................................    $ 3,634
     Broadcast licenses and other intangibles....................     21,827
                                                                     -------
                                                                     $25,461
                                                                     =======

  In November 1997, the Company sold the assets (principally intangibles) of radio station WPZE-AM (Boston, MA) for $5 million. Proceeds from the sale (included in other assets as a deposit at December 31, 1997) are being held by a qualified intermediary under a like-kind exchange agreement to preserve the Company's ability to effect a tax-deferred exchange.

  During the year ended December 31, 1996, the Company purchased the assets (principally intangibles) (and in the case of KBIQ-FM, all of the outstanding shares of common stock) of the following radio stations:

   ACQUISITION DATE                  STATION             MARKET SERVED     PURCHASE PRICE
   ----------------                  -------             -------------     ---------------
                                                                            (IN THOUSANDS)
   February 1, 1996........ KTSL-FM                   Seattle, WA              $   900
   February 1, 1996........ KLTE-FM                   Kirksville, MO               550
   February 1, 1996........ KPRZ-FM                   Colorado Springs, CO       1,400
   March 1, 1996........... KGFT-FM                   Colorado Springs, CO       3,000
   March 15, 1996.......... KNUS-AM                   Denver, CO                 1,100
   October 5, 1996......... KPXQ-AM                   Phoenix, AZ                6,500
   October 25, 1996........ KBIQ-FM                   Colorado Springs, CO       2,825
   December 6, 1996........ KKMS-AM                   Minneapolis, MN            1,894
   December 30, 1996....... KWRD-FM                   Dallas, TX                40,100
   April 3, 1996........... Standard News Network     Washington, D.C.             --
   August 1, 1996.......... The Word in Music         Colorado Springs, CO         120
   August 23, 1996......... Morningstar Radio Network Nashville, TN              1,232
                                                                               -------
                                                                               $59,621
                                                                               =======

  The purchase price has been allocated to the assets acquired as follows:

            ASSET                              AMOUNT
            -----                          --------------
                                           (IN THOUSANDS)
            Property and equipment........    $ 3,767
            Broadcast licenses............     53,116
            Goodwill and other
             intangibles..................      2,738
                                              -------
                                              $59,621
                                              =======

  In 1996, the Company sold the assets (principally intangibles) of radio stations WTJY-FM (Johnstown, Ohio), for $1.5 million, KLTE-FM (Kirksville, Missouri), for $550,000 and KDBX-FM (Banks, Oregon), for $14 million. In addition, KDFX-AM (Dallas, Texas), was exchanged as part of the purchase price of KWRD-FM. The Company received approximately $8 million of value of KDFX-AM towards the total purchase price of KWRD-FM of $40.1 million, resulting in a gain recognized of approximately $4.0 million.

                        SALEM COMMUNICATIONS CORPORATION

  In 1995, the Company purchased the assets (principally intangibles) (and in the case of KDBX-FM, all of the outstanding shares of common stock) of the following radio stations:

   ACQUISITION DATE                        STATION MARKET SERVED  PURCHASE PRICE
   ----------------                        ------- -------------- --------------
                                                                  (IN THOUSANDS)
   August 1, 1995......................... KDBX-FM Portland, OR      $ 1,850
   August 9, 1995......................... KDFX-AM Dallas, TX          4,500
   April 14, 1995......................... KFIA-AM Sacramento, CA      3,850
   March 4, 1995.......................... KKHT-FM Houston, TX        11,850
   March 4, 1995.......................... KENR-AM Houston, TX         2,500
                                                                     -------
                                                                     $24,550
                                                                     =======

  The purchase price has been allocated to the assets acquired as follows:

            ASSET                                                    AMOUNT
            -----                                                --------------
                                                                 (IN THOUSANDS)
     Property and equipment.....................................    $ 5,125
     Broadcast licenses.........................................     17,572
     Goodwill and other intangibles.............................      1,853
                                                                    -------
                                                                    $24,550
                                                                    =======

3. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consisted of the following at December 31:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1997
                                                                ------- -------
                                                                (IN THOUSANDS)
     Land...................................................... $   356 $   325
     Buildings.................................................   2,084   1,477
     Office furnishings and equipment..........................   7,057   8,902
     Antennae, towers and transmitting equipment...............  23,210  25,652
     Studio and production equipment...........................  11,545  14,033
     Record and tape libraries.................................     442     442
     Automobiles...............................................      81      68
     Leasehold improvements....................................   2,997   3,684
     Construction-in-progress..................................   1,633   4,054
                                                                ------- -------
                                                                 49,405  58,637
     Less accumulated depreciation.............................  19,098  21,999
                                                                ------- -------
                                                                $30,307 $36,638
                                                                ======= =======

4. LONG-TERM DEBT

  Long-term debt consisted of the following at:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1996     1997
                                                              -------- --------
                                                               (IN THOUSANDS)
   Note payable to banks and revolving line of credit........ $ 89,390 $  2,500
   9 1/2% Senior Subordinated Notes due 2007.................      --   150,000
   Note payable to seller of KWRD-FM.........................   30,500      --
   Unsecured note payable to shareholder with interest at 9
    1/4% in 1996
    and 9% in 1997...........................................    1,900    2,000
                                                              -------- --------
                                                              $121,790 $154,500
                                                              ======== ========

                       SALEM COMMUNICATIONS CORPORATION

  Since the note payable to banks and revolving line of credit carry floating interest rates, the carrying amount approximates their fair market value. The Notes were issued in September 1997 at par; the carrying amount approximates their fair market value.

CREDIT AGREEMENTS WITH BANKS

  In January 1997, Salem amended and restated its credit agreement with five banks to provide for a $150 million revolving line of credit. Interest was payable quarterly. Commencing June 30, 1999, the commitment under the credit agreement reduced by $12.5 million semiannually through December 31, 2002, and by $25 million semiannually through December 31, 2003, when the credit agreement was to expire. The classification of the notes payable to banks and revolving line of credit in the accompanying balance sheet at December 31, 1996 is based on the terms of this credit agreement. The interest rate on amounts outstanding at December 31, 1996 under this credit agreement was 7.83%.

  In September 1997, Salem entered into a new credit agreement with the same five banks (the Credit Agreement) to provide for borrowing capacity of up to $75 million under a revolving line of credit. The maximum amount that the Company may borrow under the Credit Agreement is limited by the Company's debt to cash flow ratio, adjusted for recent radio station acquisitions as defined in the Credit Agreement (the Adjusted Debt to Cash Flow Ratio). At December 31, 1997, the maximum Adjusted Debt to Cash Flow Ratio allowed under the Credit Agreement was 7.00 to 1.00. The Company's ability to borrow for the purpose of acquiring a radio station is further limited by the Credit Agreement in that the Company may not borrow for an acquisition if the Adjusted Debt to Cash Flow Ratio is greater than 6.00 to 1.00. At December 31, 1997, the Adjusted Debt to Cash Flow Ratio was 5.74 to 1.00, resulting in total borrowing availability of approximately $27.0 million, approximately $11.0 million of which can currently be used for radio station acquisitions. The note evidencing the indebtedness bears interest at a fluctuating base rate plus a spread that was determined by Salem's Adjusted Debt to Cash Flow Ratio. At Salem's option, the base rate is either a bank's prime rate or LIBOR. For purposes of determining the interest rate the prime rate spread ranges from 0% to 1.75%, and the LIBOR spread ranges from 1% to 3%. At December 31, 1997, the interest rate on amounts outstanding under the Credit Agreement was 8.5%. Interest is payable quarterly. Commencing March 31, 1999, the commitment under the Credit Agreement reduces by $2.5 million quarterly through December 31, 2003, and by $6.25 million quarterly through June 30, 2004. The Credit Agreement expires August 31, 2004. The classification of the amounts due under the revolving line of credit in the accompanying balance sheet at December 31, 1997 is based on the terms of the Credit Agreement.

  The Credit Agreement with the banks (a) provides for restrictions on additional borrowings and leases; (b) prohibits Salem, without prior approval from the banks, from paying dividends, liquidating, merging, consolidating or selling its assets or business, and (c) requires Salem to maintain certain financial ratios and other covenants. Salem has pledged all of its assets as collateral under the Credit Agreement. Additionally, all the Company's stock holdings in its subsidiaries are pledged as collateral.

  In September 1997, in connection with the issuance of the Notes and the Credit Agreement the Company repaid all amounts due under the revolving line of credit with the banks. The Company wrote off certain deferred financing costs and terminated all of its interest rate swap and cap agreements associated with the line of credit (see Note 5). The write-off and termination fees of $1,185,000, net of a $659,000 income tax benefit, was recorded as an extraordinary item in the accompanying statement of operations for the year ended December 31, 1997.

  In March 1995, Salem amended and restated its then existing credit agreement with two banks. The number of banks which were parties to the credit agreement was increased to five, and the credit facility was structured to provide for a $50 million term loan and a $50 million revolving line of credit. In connection with the

                       SALEM COMMUNICATIONS CORPORATION
refinancing the Company repaid all amounts due under the then existing credit agreement with the two banks and senior subordinated notes payable to insurance companies and wrote off certain deferred financing costs as well as a make-whole premium to the insurance companies. The write-off of $394,000, net of a $263,000 income tax benefit, was recorded as an extraordinary item in the accompanying statement of operations for 1995.

SENIOR SUBORDINATED NOTES

  The Notes bear interest at 9 1/2% per annum, with interest payment dates on April 1 and October 1, commencing April 1, 1998. Principal is due on the maturity date, October 1, 2007. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after October 1, 2002, at the redemption prices specified in the indenture. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis by the Guarantors (the Company's subsidiaries). The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness, including the Company's obligations under the Credit Agreement. The indenture limits the incurrence of additional indebtedness by the Company, the payment of dividends, the use of proceeds of certain asset sales, and contains certain other restrictive covenants affecting the Company.

OTHER DEBT

  In December 1997, the Company borrowed $2 million from one of its shareholders. The note bears interest at 1% less than the prime rate-based interest rate available to the Company under the Credit Agreement, and is payable upon demand by the shareholder. The Company intends to refinance the borrowing if demanded by the shareholder with the proceeds from a borrowing under the Credit Agreement. Accordingly, the amount is reflected as long-term debt in the accompanying balance sheet at December 31, 1997, consistent with the terms of the Credit Agreement.

  The $30,500,000 note payable to the seller of KWRD-FM represents amounts payable at December 31, 1996, under a purchase agreement. The amount was paid in January 1997 with the proceeds from a borrowing under the revolving line of credit with the banks; accordingly, the amount is reflected as long-term debt in the accompanying balance sheet at December 31, 1996, consistent with the terms of the January 1997 credit agreement.

  In December 1996, the Company borrowed $1.9 million from one of its shareholders. The note was repaid, including interest at 9 1/4%, on January 10, 1997, with proceeds from a borrowing under the revolving line of credit with the banks; accordingly, the amount is reflected as long-term debt in the accompanying balance sheet at December 31, 1996, consistent with the terms of the January 1997 credit agreement.

MATURITIES OF LONG-TERM DEBT

  No principal payments on the Company's long-term debt are required in each of the five years following December 31, 1997.

5. INTEREST RATE CAP AND SWAP AGREEMENTS

  Salem had entered into interest rate swap and cap agreements to reduce the impact of changes in interest rates on its floating-rate long-term debt. At December 31, 1996, Salem had two outstanding interest rate cap agreements with commercial banks, having a notional principal amount of $35 million. The agreements effectively changed Salem's interest rate exposure on $35 million of its senior secured notes to a fixed rate of 11.75% (including the interest rate spread of 2.25%). In addition, Salem had two interest rate swap agreements with two other commercial banks, having an aggregate notional principal amount of $10 million. These agreements effectively changed Salem's interest rate exposure on $5 million of its senior secured notes to a fixed

                       SALEM COMMUNICATIONS CORPORATION
rate of 11.36% (including the interest rate spread of 2.25%) and on $5 million of its senior secured notes to a fixed rate of 9.035% (including the interest rate spread of 2.25%). The interest rate cap agreements were to mature in March 1998, and the interest rate swap agreements were to mature in March 1999. Salem is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap and cap agreements. However, Salem does not anticipate nonperformance by the counterparties.

  The fair value of the above interest rate swap agreements which are not recognized in the financial statements reflected a negative value of the swaps of $400,955 at December 31, 1996. The fair market value of the interest rate cap agreements was $2,000 at December 31, 1996.

  In March 1997, Salem amended its swap agreements to an aggregate notional amount of $21.5 million, expiring in March 2001. These agreements effectively changed Salem's interest rate exposure on $11.5 million of its senior secured notes to a fixed 9.405% (including the interest rate spread of 2.25%), and on $10 million of its senior secured notes to a fixed 8.885% (including the interest rate spread of 2.25%). Also in March 1997, Salem entered into two cap agreements having an aggregate notional amount of $38.5 million, expiring in March 2000. The agreements effectively changed Salem's interest rate exposure on $38.5 million of its senior secured notes to a fixed rate of 11.75% (including the interest rate spread of 2.25%).

  Salem assigned its obligation under a $5 million swap agreement to another bank on January 8, 1996, for a fee of $426,000. This fee was being amortized to interest expense over the term of the original agreement of three years. In September 1997, in connection with the issuance of the Notes and the Credit Agreement the Company terminated all of its interest rate swap and cap agreements for aggregate fees of $417,000. The Company wrote off these costs (unamortized swap fee of $201,000 and the swap termination fee of $417,000) in September 1997. This write-off, net of income tax benefit, was included in the extraordinary loss in the accompanying statement of operations for the year ended December 31, 1997 (see Note 4).

6. INCOME TAXES

  As discussed in Note 1, prior to the Reorganization, New Inspiration and Golden Gate were S Corporations for income tax purposes. Accordingly, any federal and state income tax liability on net income of the S Corporations has been the liability of shareholders of the S Corporations. The S Corporation status of New Inspiration and Golden Gate was terminated in the Reorganization, which was effective August 13, 1997, and the income of New Inspiration and Golden Gate will thereafter be subject to federal and state income taxes. The accompanying consolidated statements of operations include an unaudited pro forma income tax adjustment, using an estimated combined effective tax rate of approximately 40%, to reflect the estimated income tax expense of the Company as if New Inspiration and Golden Gate had been subject to federal and state income taxes for the periods presented. In connection with the Reorganization, which resulted in the termination of the S Corporation status of New Inspiration and Golden Gate, the Company recorded a deferred tax liability and provision of approximately $609,000 in December 1997.

                       SALEM COMMUNICATIONS CORPORATION

  The consolidated provision (benefit) for income taxes for Salem consisted of the following at December 31:

                                                        1995    1996   1997
                                                        -----  ------ -------
                                                           (IN THOUSANDS)
      Current:
        Federal........................................ $  45  $  189 $  (149)
        State..........................................   314     333     618
                                                        -----  ------ -------
                                                          359     522     469
      Deferred:
        Federal........................................  (775)  5,737  (1,162)
        State..........................................   (51)    396     140
                                                        -----  ------ -------
                                                         (826)  6,133  (1,022)
      Current tax benefit reflected in net
       extraordinary loss..............................  (263)    --     (659)
                                                        -----  ------ -------
      Income tax provision (benefit)................... $(204) $6,655 $   106
                                                        =====  ====== =======

  The consolidated deferred tax asset and liability consisted of the following at December 31:

                                                               1996     1997
                                                              -------  -------
                                                              (IN THOUSANDS)
   Deferred tax assets:
     Financial statement accruals not currently deductible..  $   447  $   610
     Net operating loss, AMT credit and other
      carryforwards.........................................      280    2,224
     State taxes............................................      102      197
                                                              -------  -------
   Total deferred tax assets................................      829    3,031
   Valuation allowance for deferred tax assets..............      (95)     (95)
                                                              -------  -------
   Net deferred tax assets..................................      734    2,936
   Deferred tax liabilities:
     Excess of net book value of property, plant and
      equipment for financial reporting purposes over income
      tax purposes..........................................    2,700    3,806
     Excess of net book value of intangible assets for
      financial reporting purposes over income tax
      purposes..............................................    8,668    8,118
     Other..................................................      256      881
                                                              -------  -------
   Total deferred tax liabilities...........................   11,624   12,805
                                                              -------  -------
   Net deferred tax liabilities.............................  $10,890  $ 9,869
                                                              =======  =======

                       SALEM COMMUNICATIONS CORPORATION

  A reconciliation of the statutory federal income tax rate to the effective tax rate, as a percentage of income before income taxes, is as follows:

                                                              YEAR ENDED
                                                             DECEMBER 31
                                                            -----------------
                                                            1995   1996  1997
                                                            ----   ----  ----
     Statutory federal income tax rate.....................   34%   34%  (34)%
     State income taxes, net...............................   53     3    49
     Exclusion of income taxes of S corporations and the
      Partnership.......................................... (177)   (7)  (76)
     Change in valuation allowance.........................  --    --    --
     Change in taxable entity (S corp. to C corp.).........  --    --     56
     Other, net............................................   25     4    15
                                                            ----   ---   ---
                                                             (65)%  34%   10%
                                                            ====   ===   ===

  The S Corporations had book income before income taxes of $1,791,580, $3,814,431 and $2,419,895 in 1995, 1996, and 1997 respectively. These amounts include the S Corporations' 85% ownership interest in Beltway.

  At December 31, 1997, the Company has net operating loss carryforwards for federal income tax purposes of approximately $5,300,000 which expire in years 2008 through 2012 and for state income tax purposes of approximately $4,700,000 which expire in years 1998 through 2012. The Company has federal alternative minimum tax credit carryforwards of approximately $147,000. For financial reporting purposes, a valuation allowance of $95,000 has been provided in 1997 and 1996 to offset a portion of the deferred tax assets related to the state net operating loss carryforwards.

7. COMMITMENTS AND CONTINGENCIES

  Salem leases various land, offices, studios and other equipment under operating leases that expire over the next 10 years. The majority of these leases are subject to escalation clauses and may be renewed for successive periods ranging from one to five years on terms similar to current agreements and except for specified increases in lease payments. Rental expense included in operating expense under all lease agreements was $3,123,049, $3,821,254 and $4,803,482 in 1995, 1996, and 1997 respectively.

  Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997, are as follows:

                                                         RELATED
                                                         PARTIES  OTHER   TOTAL
                                                         ------- ------- -------
                                                             (IN THOUSANDS)
     1998............................................... $1,026  $ 3,671 $ 4,697
     1999...............................................  1,026    3,725   4,751
     2000...............................................  1,010    3,206   4,216
     2001...............................................  1,001    2,412   3,413
     2002...............................................    593    1,857   2,450
     Thereafter.........................................  1,290   16,172  17,462
                                                         ------  ------- -------
                                                         $5,946  $31,043 $36,989
                                                         ======  ======= =======

  The Company is involved in certain legal actions and claims arising in the normal course of business. It is the opinion of management that such litigation and claims will be resolved without material effect on the Company's consolidated financial position, operations and cash flows.

                       SALEM COMMUNICATIONS CORPORATION

  The Company has a deferred compensation agreement with one of its officers, which provides for retirement payments to the officer for a period of ten consecutive years, if he remains employed by the Company until age 60. The retirement payments are based on a formula defined in the agreement. The estimated obligation under the deferred compensation agreement is being provided for over the service period. At December 31, 1996 and 1997, a liability of approximately $300,000 and $370,000, respectively, is included in other liabilities in the accompanying balance sheet for the amounts earned under this agreement.

8. RELATED PARTY TRANSACTIONS

  A shareholder's trust owns real estate on which certain assets of two radio stations are located. Salem, in the ordinary course of its business, entered into two separate lease agreements with this trust. Rental expense included in operating expense for 1995, 1996 and 1997 amounted to $55,915, $57,003 and $57,299 respectively.

  Land and buildings occupied by various Salem radio stations are leased from the shareholders of Salem. Rental expense under these leases included in operating expense for 1995, 1996 and 1997 amounted to $690,380, $827,378 and $1,028,275 respectively.

  At December 31, 1995, notes receivable from shareholders totaled $3,387,080. The notes bore interest at the Applicable Federal Rate and were payable upon demand. In December 1996, New Inspiration and Golden Gate distributed $5.5 million to the shareholders, of which $4.8 million was used by the shareholders to repay the notes receivable and accrued interest.

  In June 1997, the Company entered into a local marketing agreement (LMA) with a corporation, Sonsinger, Inc. ("Sonsinger"), owned by two of Salem's shareholders for radio station KKOL-AM. Under the LMA, Salem programs KKOL-AM and sells all the airtime. Salem retains all of the revenue and incurs all of the expenses related to the operation of KKOL-AM and pay no fees or rent under the LMA.

9. DEFINED CONTRIBUTION PLAN

  In 1993, the Company established a 401(k) defined contribution plan (the
Plan), which covers all eligible employees (as defined in the Plan). Participants are allowed to make nonforfeitable contributions up to 15% of their annual salary, but may not exceed the annual maximum contribution limitations established by the Internal Revenue Service. The Company currently matches 10% of the amounts contributed by each participant but does not match participants' contributions in excess of 10% of their compensation per pay period. The Company contributed $44,000, $48,000 and $80,000 to the Plan in 1995, 1996 and 1997 respectively.

10. SUBSEQUENT EVENTS

  In April 1998 the Company agreed to purchase the assets of radio station KIEV-AM, Glendale, California for $30.5 million. The Federal Communications Commission must approve the assignment of the license to the Company before the purchase can be consummated. The Company anticipates that the purchase will close in August 1998. The purchase will be financed primarily by additional borrowings. The Company intends to amend its Credit Agreement with the bank to allow for such a borrowing.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, SALEM COMMUNICATIONS CORPORATION HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                          Salem Communications Corporation


                                          By: /s/ EDWARD G. ATSINGER III
                                              ---------------------------------
                                                  EDWARD G. ATSINGER III
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

                                          May 8, 1998

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF SALEM COMMUNICATIONS CORPORATION AND IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

    /s/ EDWARD G. ATSINGER III         President and Chief       May 8, 1998
-------------------------------------   Executive Officer
        EDWARD G. ATSINGER III          (Principal Executive
                                        Officer)

        /s/ DIRK GASTALDO              Vice President and        May 8, 1998
-------------------------------------   Chief Financial
            DIRK GASTALDO               Officer (Principal
                                        Financial Officer)

       /s/ EILEEN E. HILL              Vice President--          May 8, 1998
-------------------------------------   Accounting & Taxation
           EILEEN E. HILL               (Principal Accounting
                                        Officer)


   /s/ EDWARD G. ATSINGER III          Director                  May 8, 1998
-------------------------------------
       EDWARD G. ATSINGER III


     /s/ STUART W. EPPERSON            Director                  May 8, 1998
-------------------------------------
         STUART W. EPPERSON


      /s/ ERIC H. HALVORSON            Director                  May 8, 1998
-------------------------------------
          ERIC H. HALVORSON


-------------------------------------  Director                  May  , 1998
          RICHARD A. RIDDLE


-------------------------------------  Director                  May  , 1998
           ROLAND S. HINZ